FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of July, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: July 04, 2005



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            04 July 2005, Holding(s) in Company

Exhibit 99



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
UNILEVER PLC

2. Name of shareholder having a major interest
Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Registered Holders/Account Designation - Holding

HSBC Global Custody Nominee (UK) Ltd A/C 914945 - 1,096,174

HSBC Global Custody Nominee (UK) Ltd A/C 923363 - 536,944

HSBC Global Custody Nominee (UK) Ltd A/C 775237 - 393,446

HSBC Global Custody Nominee (UK) Ltd A/C 942199 - 1,900,000

HSBC Global Custody Nominee (UK) Ltd A/C 942229 - 1,875,000

HSBC Global Custody Nominee (UK) Ltd A/C 942217 - 1,875,000

HSBC Global Custody Nominee (UK) Ltd A/C 942205 - 1,755,560

HSBC Global Custody Nominee (UK) Ltd A/C 942175 - 1,548,553

HSBC Global Custody Nominee (UK) Ltd A/C 942187 - 1,969,406

HSBC Global Custody Nominee (UK) Ltd A/C 775245 - 11,563,177

HSBC Global Custody Nominee (UK) Ltd A/C 130007 - 371,233

HSBC Global Custody Nominee (UK) Ltd A/C 770286 - 662,000

HSBC Global Custody Nominee (UK) Ltd A/C 357206 - 74,156,986

HSBC Global Custody Nominee (UK) Ltd A/C 866197 - 517,569

HSBC Global Custody Nominee (UK) Ltd A/C 904332 - 530,400

HSBC Global Custody Nominees (UK) Ltd A/C 916681 - 152,850

HSBC Global Custody Nominees (UK) Ltd A/C 922437 - 14,200

HSBC Global Custody Nominees (UK) Ltd A/C 969995 - 2,029,000

HSBC Global Custody Nominee (UK) Ltd A/C 754612 - 3,360,964

HSBC Global Custody Nominee (UK) Ltd A/C 361602 - 110,500

HSBC Global Custody Nominee (UK) Ltd A/C 282605 - 4,193,711

HSBC Global Custody Nominee (UK) Ltd A/C 360509 - 4,415,415

HSBC Global Custody Nominee (UK) Ltd A/C 766793 - 619,578

HSBC Global Custody Nominee (UK) Ltd A/C 824434 - 125,629

HSBC Global Custody Nominee (UK) Ltd A/C 924422 - 696,942

Total - 116,470,237

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES OF 1.4P EACH

10. Date of transaction
30 June 2005

11. Date company informed
1 July 2005

12. Total holding following this notification
116,470,237

13. Total percentage holding of issued class following this notification
4.00%

14. Any additional information




15. Name of contact and telephone number for queries
JOANNE MCDONALD 020 7822 5860

16. Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

Date of notification
4 July 2005